Mail Stop 3561
							April 26, 2006


Shawn Phillips, President
Deltron, Inc.
Sabana Oeste, Restaurante Princessa Marina
100 Metros Oeste
S.N.B. Abogados, San Jose, Republic de Costa Rica

      Re:	Deltron, Inc.
		Amendment No. 2 to Registration Statement on
                        Form SB-2
		Filed April 20, 2006
		File No. 333-130197

Dear Mr. Phillips:

	We have the following additional comments from the limited review of your filing:

1. The staff notes that no specific payment terms were made on the loan from Mr. Phillips to purchase the Costa Rican property. Please describe throughout the prospectus under appropriate captions, the conditions under which repayment is expected from the Company. Also, please file the purchase agreement as an exhibit to the registration statement and include in the exhibit index.

2. Also, your new disclosure fails to indicate whether or not the seller of the property is related to Deltron and Deltron`s affiliates. If the seller is related, the prospectus should disclose the nature and extent of the relationship and provide Item 404(d) of
Regulation S-B type disclosure. If the seller is unrelated, please disclose in the prospectus.









      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.












      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Goldie B. Walker, Financial Analyst, at
(202)
551-3234 or me at (202) 551-3790 with any questions.

						Sincerely,



								John D. Reynolds
								Assistant Director

cc:  	Parsons Law Firm
	2070 Skyline Tower, 10900 NE 4th Street
	Bellevue, WA 98004



Shawn Phillips, President
Deltron, Inc.
April 26, 2006
Page 3